                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER


                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the Month of     November 2002
                                         --------------------




                             NORTHERN OFFSHORE LTD.
                   ------------------------------------------
                 (Translation of registrant's name into English)


                Par-la-Ville Place, 4th Floor, Par-la-Ville Road,
                             Hamilton HM08, Bermuda
                -------------------------------------------------
                    (Address of principal executive offices)





            Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                     Form 20-F X         Form 40-F
                              ---                 ---



            Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes                  No X
                              ---                 ---

                         [NORTHERN OFFSHORE LTD. LOGO]

                             NORTHERN OFFSHORE LTD.

                      REPORT FOR THE THIRD QUARTER OF 2002

RESULTS FOR THE THIRD QUARTER 2002

Northern Offshore Ltd reports a consolidated net loss of USD 0.2 million for the third quarter of 2002 and a consolidated net loss before the cumulative effect of a change in accounting principle of USD 0.9 million for the nine months ended September 30, 2002. During the third quarter of 2002 we changed the Company's accounting policy for drydocking costs from the accrual method to the expense as incurred method. We chose the expense as incurred method as we consider it to be the most reliable method for recognising drydocking costs in that it eliminates the uncertainty associated with estimating the cost and timing of future drydockings. In accordance with US GAAP we have released the accrual for future drydocking cost, which was shown as a liability of USD 6.1 million in the consolidated balance sheet as at December 31, 2001 under the old accounting policy. As a result, we have recorded the cumulative effect of a change in accounting principle as a credit to net income of USD 6.1 million on January 1, 2002. Results for the first and second quarters of 2002 have been restated as a consequence. These results compare with a consolidated net loss of USD 2.5 million for the third quarter of 2001 and a consolidated net loss before extraordinary items of USD 8.6 million for the nine months ended September 30, 2001. EBITDA amounted to USD 8.9 million for the third quarter 2002, up from USD
7.7 million in the third quarter of 2001. The increase of USD 1.2 million is mainly due to an improvement in contract earnings for the Energy Searcher, and increased day-rates for the Northern Producer from January 5, 2002.

OPERATION

In the third quarter of 2002, Northern Producer's production level was 13,154 bbls/day down from 19,153 bbls/day in the second quarter. A total of 127,835 bbls of this production volume was Phase II production, and therefore paid according to the tariff agreement. Reduced production was due to annual shutdown in the field for maintenance. On July 5, 2002, the contract with Texaco was extended to the end of 2003. Texaco has further options to extend the contract and the next option becomes declarable in January 2003.

Energy Searcher has recently finished its contract of employment for Inpex. Inpex has raised a potential claim for USD 1.6 million against Northern Offshore in connection with the performance of this contract. We strongly deny this claim, which ultimately could be subject to arbitration. The rig is presently undergoing repair work at a yard in Singapore. We have received Letter of Intent for the Energy Searcher from Repsol for an operation starting on January 25, 2003 at the earliest. This operation is to drill one well (duration 45-50 days) with the option for Repsol to extend with another well.

We are currently actively pursuing opportunities to fill the gap between finishing the yard repair work and the start of the Repsol operation. We are in discussions with a specific party about such employment.

Our drill ships, Northern Explorer II and Northern Explorer III and the semi-submersible drilling rig Galaxy Driller, are still in lay-up near Singapore, while our drill ship Discoverer I is laid up in Mexico.

We have offered one of the units for a two-year drilling contract in India through a conditional agreement with an Indian offshore operator. In total, six units were offered for this job. We expect a clarification of the bidding situation during the coming months.

Recent technical studies of the laid up drill ships indicate that substantial investment would be needed before the ships could be put back in a ready-to-drill condition. Based on the current offshore market outlook and our financial position we do not see any opportunity to pursue such upgrading projects at this time.

MARKET

Activity in the Asian drilling market for conventional type units continues its negative development. More units are becoming available from existing contracts and additional units have also entered the market. The market is still dominated by short-term work. There are, however, some positive signs due to the fact that several oil companies in the region have increased their exploration budgets for 2003 and onwards.

FINANCIAL SITUATION

During the third quarter of 2002 we generated USD 3.4 million from operations and made net debt repayments of USD 2.5 million resulting in a net cash inflow of USD 0.9 million. After drawing USD 10.0 million under a reducing revolving credit facility provided by Avalon Holdings Ltd., as disclosed in our previous quarterly report, we made full repayment of the Energy Searcher 2nd priority mortgage loan (USD 6.0 million) and then a repayment to Avalon of USD 6.5 million under the terms of the credit facility. We repaid the balance of the Avalon credit facility (USD 3.5 million) in October. We will not have sufficient cash to meet the USD bond interest payment due on November 15. Based on our current cash flow projections we anticipate that the interest payment can be made within the thirty-day remedy period (subject to timely collections from our customers) and that therefore no event of default will occur. We currently have no working capital credit facilities available.

OUTLOOK

We expect no material changes in the operating result of the Northern Producer in the fourth quarter.

The operating result of the Energy Searcher will show a negative development since the rig currently has no employment for the fourth quarter after completing the Inpex job. Even if we should be successful in finding employment for the rig in part of fourth quarter we do not anticipate a significant financial contribution. The main purpose of any such employment would be to reduce costs related to a lay up of the rig.

We earlier informed investors that a major part of the Company's debt obligations are short-term and mature in the first half of 2003. In order to help the Board in assessing this situation and potential solutions the Board has retained investment bank Houlihan Lokey Howard & Zukin.


Bermuda, November 14, 2002
The Board of Directors of Northern Offshore Ltd.

Contact:

Jon-Aksel Torgersen   Tel: +47 22 93 60 00
Tor Olav Troim        Tel: +47 90 68 82 67

NORTHERN OFFSHORE LTD.
UNAUDITED FINANCIAL REPORT FOR THE THIRD QUARTER 2002 (PREPARED UNDER US GAAP)

---------------------------------------------------------------------------------------------------------------------------
Income Statement                                    3rd quarter    3rd quarter     9 months       9 months       12 months
                                                        2002           2001          2002           2001           2001
(USD 1,000)                                                                                                      (Audited)
---------------------------------------------------------------------------------------------------------------------------
Revenues                                               18,302         15,304         51,169         38,558          54,147
Operating Expenses                                      9,413          7,591         25,050         19,002         -28,706
Op. profit before depreciation (EBITDA)                 8,889          7,713         26,119         19,556          25,441
Depreciation                                            4,105          4,658         12,300         12,936         -17,629
Write down of vessels                                       -              -              -              -         -31,604
Operating profit/-loss                                  4,784          3,055         13,819          6,620         -23,792
Financial income                                           13              1             30            294             431
Financial expenses                                     -5,178         -5,367        -14,339        -15,310         -20,394
Net currency gain/-loss                                   142             26             -8            -40              -1
Net income/-loss before tax                              -239         -2,285           -498         -8,436         -43,756
Taxes                                                      -1           -181           -422           -181            -651
Net income/-loss before extraordinary item
and cumulative effect of a change in
accounting principle                                     -240         -2,466           -920         -8,617         -44,407
Extraordinary item - gain on repurchased bonds              -              -              -          6,354           6,354
Cumulative effect of a change in accounting
principle                                                   -              -          6,078              -             682
---------------------------------------------------------------------------------------------------------------------------
Net income/-loss                                         -240         -2,466          5,158         -2,263         -37,371
---------------------------------------------------------------------------------------------------------------------------

Average number of shares outstanding              104,680,660    104,680,660    104,680,660     98,073,307      99,293,160
Per share amounts: USD

EBITDA                                                   0.08           0.07           0.25           0.20            0.26
Net income/-loss before extraordinary item
and cumulative effect of a change in
accounting principle                                     0.00          -0.02          -0.01          -0.09           -0.45
Extraordinary item - gain on repurchased bonds              -              -              -           0.06            0.06
Cumulative effect of a change in accounting
principle                                                   -              -           0.06              -            0.01
---------------------------------------------------------------------------------------------------------------------------
Net income/-loss                                         0.00          -0.02           0.05          -0.02           -0.38
---------------------------------------------------------------------------------------------------------------------------

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Balance Sheet                                                                     30th Sept,      30th Sept,      31st Dec,
                                                                                    2002            2001            2001
(USD 1,000)                                                                                                       (Audited)
---------------------------------------------------------------------------------------------------------------------------

Drilling units and production platform                                              175,221        222,398         187,368
Other non-current assets                                                                931          1,727           1,500
Other current assets                                                                 17,484         13,656           7,573
Cash and cash equivalents                                                             2,612         11,622           7,537
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Total assets                                                                        196,248        249,403         203,978
---------------------------------------------------------------------------------------------------------------------------

Long-term debt                                                                      143,229        161,731         161,723
Other long-term liabilities                                                               -          5,650           6,078
Current liabilities                                                                  56,730         56,309          45,429
Stockholders' equity/-deficit                                                        -3,711         25,713          -9,252
---------------------------------------------------------------------------------------------------------------------------
Total liabilities and equity/-deficit                                               196,248        249,403         203,978
---------------------------------------------------------------------------------------------------------------------------

NORTHERN OFFSHORE LTD.
UNAUDITED FINANCIAL REPORT FOR THE THIRD QUARTER 2002 (PREPARED UNDER US GAAP)

---------------------------------------------------------------------------------------------------------------------------
Cashflow Statement                                  3rd quarter     3rd quarter     9 months       9 months       12 months
                                                        2002            2001          2002           2001           2001
(USD 1,000)                                                                                                       (Audited)
---------------------------------------------------------------------------------------------------------------------------
Operating activities
Net income/-loss                                          -240         -2,466          5,158         -2,263        -37,371
Adjustments to reconcile net income/-loss to
net cash provided by operating activities:
Depreciation                                             4,105          4,658         12,300         12,936         17,629
Write down of vessels                                                                      -              -         31,604
Extraordinary item - gains from early
retirements of debt                                          -              -              -         -6,354         -6,354
Cumulative effect of a change in accounting
principle                                                    -              -         -6,078              -              -
Realised currency gain/-loss from investing
and financing activities                                   -51           -509            345           -127             16
Changes in working capital items:
Decrease/-increase in trade accounts receivable         -3,634         -6,296         -8,605         -1,151          4,333
Increase/-decrease in trade accounts payable               292          1,031         -1,107          1,461          3,848
Decrease/-increase in net receivables and
payables with related parties                             -959            180            167             66            639
Other changes in working capital items                   3,921          8,360          1,938          8,870          1,892
Net cash provided by operating activities                3,434          4,958          4,118         13,438         16,236
Investing activities
Purchase and upgrading of production and
drilling vessels                                             -         -3,069              -        -40,000        -41,391
Purchases of furniture and equipment                         -              -            -43            -18             -2
Net cash used in investing activities                        -         -3,069            -43        -40,018        -41,393
Financing activities
Proceeds from exercise of share options                      -              -              -            589            589
Proceeds from the issuance of shares                         -              -              -         16,799         16,799
Repurchases of notes                                         -              -              -        -17,062        -17,062
Proceeds from the issuance of loans                     10,000          6,631         10,000         38,502         38,494
Repayment of loans                                     -12,500         -5,000        -19,000         -5,000        -10,500
Net cash provided by/-used in financing
activities                                              -2,500          1,631         -9,000         33,828         28,320
Net increase/-decrease in cash and cash
equivalents                                                934          3,520         -4,925          7,248          3,163
Cash and cash equivalents at beginning of
period                                                   1,678          8,102          7,537          4,374          4,374
---------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period               2,612         11,622          2,612         11,622          7,537
---------------------------------------------------------------------------------------------------------------------------

MAJOR SHAREHOLDERS AS AT NOVEMBER 13, 2002:

--------------------------------------------------------------------------------------------------------------------------
OSPREY MARITIME PTE                 53,813,342      51.4%     CITIBANK INTL. PLC. (LUX)             1,000,000       0.95%

ODIN NORDEN                          5,670,500      5.41%     VOLDSTAD HANS KRISTIAN                  896,000       0.85%

ODIN NORGE                           3,967,263      3.78%     SCHIE STEIN H. C/O NORMARINE            831,716       0.79%

FRANKLIN ENTERPRISES                 3,700,000      3.53%     SONG MIST SHIPPING                      708,000       0.67%

AKSJEFONDET GAMBAK                   3,000,000      2.86%     ODIN OFFSHORE                           700,000       0.66%

HAFSLUND INVEST                      1,800,000      1.71%     OTHER SHAREHOLDERS                   28,593,839      27.39%
                                                              ------------------------------------------------------------
                                                              TOTAL                               104,680,660     100.00%
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

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            NORTHERN OFFSHORE LTD.
                                            ----------------------
                                                 (Registrant)


                                            By:  /s/ Tor Olav Troim
                                            --------------------------------
                                                  Tor Olav Troim
                                                  Director


Date: November 27, 2002